UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 000-49995

Argentex Mining Corporation
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F [X] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1) [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

On September 25, 2014, we filed an updated technical report on the Pinguino Project titled “Updated Technical Report on the Pinguino Project Santa Cruz Province, Argentina”, dated September 19, 2014 (the “Technical Report”) with the securities regulatory authorities in Canada. The Technical Report is available on SEDAR (www.sedar.com) under our company’s profile. It is also available on our company’s website at www.argentexmining.com

As a reporting issuer in Canada, we are required by Canadian securities law to provide disclosure regarding our mineral interests in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. Accordingly, investors are cautioned that the information contained in the Technical Report may not be comparable to similar information made public by U.S. companies under United States federal securities law. In particular, the terms “measured resource”, “indicated resource” and “inferred resource”, as may be used in the Technical Report are not defined in the SEC’s Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally minable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation
(Registrant)

Date: September 25, 2014	By: /s/ Jeff Finkelstein
Name: Jeff Finkelstein
Title: Chief Financial Officer